KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In Millions Except Ratio Amounts)

	Nine Months Ended	Nine Months Ended
	September 30, 2011	September 30, 2010
Earnings: Pre-tax income from continuing operations before adjustment for noncontrolling interests and equity earnings (including amortization of excess cost of equity investments) per statements of income	$613.9	$791.2
Add:
Fixed charges	447.3	400.9
Amortization of capitalized interest	3.2	3.0
Distributed income of equity investees	200.9	154.9
Less:
Interest capitalized from continuing operations	(9.7)	(9.8)
Noncontrolling interests in pre-tax income of subsidiaries with no fixed charges	(0.4)	(0.2)
Income as adjusted	$1,255.2	$1,340.0

Fixed charges: Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$405.3	$384.8
Add:
Portion of rents representative of the interest factor	42.0	16.1
Fixed charges	$447.3	$400.9

Ratio of earnings to fixed charges	2.81	3.34